UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Revises Earnings Target and Dividend Forecast

Tokyo, April 30, 2025 — MUFG today announced that it has revised its earnings target for profits attributable to owners of parent and its year-end dividend forecast*1 for the fiscal year ended March 31, 2025, both announced on November 14, 2024, to take into account recent business performance trends. This is the second upward revision to our full-year earnings target and year-end dividend forecast for the fiscal year ended March 31, 2025.

1.	Revision of Earnings Target

(1)	Earnings target for the fiscal year ended March 31, 2025, under Japanese GAAP

Profits attributable to owners of parent
Previous earnings target (A)	¥1,750.0bn
Revised earnings target (B)	¥1,860.0bn
Change (B-A)	¥+110.0bn
Change (%)	+6.3%
[Reference] The result for the fiscal year ended March 31, 2024	¥1,490.7bn

(2)	Reason for the Revision

MUFG recorded one-time profits such as the sale of equity holdings and large reversals of loan loss provisions. Utilizing these profits, MUFG undertook measures to rebalance our bond portfolio from a balance sheet management perspective, aiming to enhance future profitability. As a result, it is expected that net operating profits will decrease by ¥360 billion from the basis of our previous earnings target, although the performance of customer segments grew steadily. On the other hand, due to reversals of loan loss provisions and the strong performance of Morgan Stanley, our equity method investee, ordinary profits are expected to increase by ¥160 billion from the basis of our previous earnings target.

Consequently, we have upwardly revised the earnings target for profits attributable to owners of parent by ¥110 billion, setting it at ¥1,860 billion.

(3)	Scheduled Date of Earnings Release

Thursday, May 15, 2025

2.	Revision of Dividend Forecast

(1)	Dividend forecast for the fiscal year ended March 31, 2025

	Dividend per share
Term	Interim dividend	Year-end dividend	Annual dividend
Previous forecast		¥35.00	¥60.00
Revised forecast		¥39.00	¥64.00
Actual result for fiscal year ended March 31, 2025	¥25.00
Actual result for fiscal year ended March 31, 2024	¥20.50	¥20.50	¥41.00

(2)	Reason for the Revision

MUFG continuously seeks to improve shareholder returns, focusing on dividends in the pursuit of an optimal balance between solid equity capital and strategic investment for growth. Regarding dividends, MUFG aims for a stable and sustainable increase in dividend per share through profit growth. In the MTBP, MUFG will maintain a disciplined capital management approach with a target dividend payout ratio of approximately 40%.

Based on these policies and the revision of the earnings target, MUFG has revised its year-end dividend forecast for the fiscal year ended March 31, 2025 from ¥35.00 to ¥39.00 per share. As a result, the annual dividend for the fiscal year ended March 31, 2025 is forecast to be ¥64.00 per share.

*1. MUFG Revises Earnings Target and Divident Forecast

https://www.mufg.jp/dam/pressrelease/2024/pdf/news-20241114-003_en.pdf

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 140,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

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